Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
To the stockholders and board of directors
RREEF Property Trust, Inc.:
We consent to the use of our report dated March 5, 2020, with respect to the consolidated balance sheets of RREEF Property Trust, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2019 and the related notes and financial statement schedule III, real estate and accumulated depreciation, included herein, and to the reference to our firm under the heading ‘Experts’ in the prospectus. Our audit report covering the December 31, 2019 consolidated financial statements of RREEF Property Trust, Inc. noted above refers to a change in method of accounting for the measurement of investments in marketable securities.

/s/ KPMG LLP
San Francisco, California
March 12, 2020